Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-128860) on Form S-8 of The Walt Disney Company of our report dated June 24, 2020, relating to the statement of net assets available for benefits of the Disney Hourly Savings and Investment Plan as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental information as of December 31, 2019, appearing in this Annual Report on Form 11-K of Disney Hourly Savings and Investment Plan as of and for the year ended December 31, 2019.

/s/ Moss Adams LLP
Los Angeles, CA
June 24, 2020